EXHIBIT 12
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Nine Months Ended March 31
	2012	2011	2010	2009	2008	2013	2012
EARNINGS, AS DEFINED
Earnings from operations before income taxes and after eliminating undistributed earnings of equity method investees	$12,792	$15,021	$14,881	$14,275	$14,692	$12,444	$9,916
Fixed charges (excluding capitalized interest)	1,000	1,052	1,167	1,576	1,640	678	763
TOTAL EARNINGS, AS DEFINED	$13,792	$16,073	$16,048	$15,851	$16,332	$13,122	$10,679
FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$844	$888	$1,014	$1,431	$1,546	$568	$643
1/3 of rental expense	176	170	176	177	137	129	135
TOTAL FIXED CHARGES, AS DEFINED	$1,020	$1,058	$1,190	l,608	$1,683	$697	$778
RATIO OF EARNINGS TO FIXED CHARGES	13.5x	15.2x	13.5x	9.9x	9.7x	18.8x	13.7x